EXHIBIT 23(A)



  CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Travelers Life and Annuity Company and The Travelers Insurance Company:

We consent to the use of our reports with respect to The Travelers Life and Annuity Company incorporated by reference herein. Our reports refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004 and for goodwill and intangible assets in 2002.

We also consent to the use of our reports with respect to The Travelers Insurance Company also incorporated by reference herein. Our reports refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004, for variable interest entities in 2003, and for goodwill and intangible assets in 2002.

/s/ KPMG LLP
Hartford, Connecticut
April 11, 2005